Sub-Item 77E: Legal Proceedings

Legal Proceedings

On February 25, 2011, Jennifer L. Kasilag, Louis Mellinger, Judith M. Menendez, Jacqueline M. Robinson, and Linda A. Russell filed a derivative lawsuit against HIFSCO on behalf of six funds: The Hartford Global Health Fund (now known as The Hartford Healthcare Fund), The Hartford Conservative Allocation Fund, The Hartford Growth Opportunities Fund, The Hartford Inflation Plus Fund, The Hartford Advisers Fund (now known as The Hartford Balanced Fund) and The Hartford Money Market Fund.  The lawsuit, which was filed in the United States District Court for the District of New Jersey, seeks recovery under Section 36(b) of the Investment Company Act of 1940, as amended, for the alleged overpayment of of investment management management and 12b-1 distribution fees to HIFSCO.  Although this action was purportedly filed on behalf of certain of the Hartford Mutual Funds, none of the Hartford Mutual Funds is itself a party to the suit.  The plaintiffs seek recovery of the alleged overpayments or, alternatively, rescission of the contracts and restitution of all fees paid, together with lost earnings.  On November 14, 2011, the plaintiffs filed an amended complaint, which dropped The Hartford Money Market Fund and added The Hartford Capital Appreciation Fund as a plaintiff.  The Hartford intends to vigorously defend the action.

In July 2007, the Fund and more than 60 other lenders (known collectively as the "Transeastern Lenders") accepted the payoff of a guarantee from Tousa, Inc. ("Tousa"), a Florida homebuilder. In order to fund the payoff, Tousa borrowed money from certain new lenders and secured the loan by granting liens to the new lenders on the assets of certain Tousa subsidiaries (the "Subsidiaries"). Tousa entered bankruptcy in January of 2008. In July, 2008, a committee of creditors of the Subsidiaries (the "Committee") brought suit against the Transeastern Lenders, alleging that the Subsidiaries had received no benefit in return for the liens on their assets, that the Subsidiaries were co-borrowers on the loan from the new lenders, and that the Transeastern Lenders received the value of the liens when the Transeastern Lenders accepted the payoff. The Subsidiaries sought the avoidance of their liens and the return of the value of those liens to the bankruptcy estate. On October 13, 2009, the bankruptcy court in the Southern District of Florida ruled in favor of the Committee, avoided the liens, and ordered the Transeastern Lenders to return the payoff amount to the bankruptcy estate. The Transeastern Lenders, together with the Fund, appealed the decision to the district court. On February 11, 2011, the District Court ruled in favor of the Treaseastern Lenders and the Fund and quashed the bankruptcy court opinion. The Committee appealed to the Eleventh Circuit.  The Eleventh  Circuit reinstated the bankruptcy court opinion, but remanded back to the District Court on the question of remedies.  The District Court has not yet issued a decision.   If found liable, the Fund would be liable for approximately $3.02 million. Management of the Fund believes resolution of this matter will not have a material impact on the Fund's financial statements.